

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2014

<u>Via E-Mail</u>
Mr. Frederick DaSilva
CEO, President, & Director
Centor Energy Inc.
1801 Lee Rd, Suite 265
Winter Park, FL 32789

> **Re: Centor Energy Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2013**
> **Filed July 15, 2013**
> **File No. 333-176362**

Dear Mr. DaSilva:

We issued comments to you on the above captioned filing on March 27, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 2, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 or me at (202) 551-3795 if you have any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director